SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 1-5256

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
(Full title of plan)

105 Corporate Center Blvd.
Greensboro, NC 27408
(Address of principal executive offices)

(336) 424-6000
(Registrant’s telephone number, including area code)

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the VF Corporation Pension Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

VF Corporation Tax-Advantaged Savings Plan for Hourly Employees
By:	/s/ Frank C. Pickard III
Frank C. Pickard III
Vice President, Treasurer VF Corporation

Date: June 16, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
VF Corporation Tax-Advantaged Savings Plan for Hourly Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H – Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Greensboro, NC
June 16, 2004

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2003	2002
ASSETS
Investments, at fair value
VF Corporation common stock - 35,767 shares in 2003 and 44,783 shares in 2002	$1,546,561	$1,614,426
Other securities	11,466,647	12,902,609

Total investments	13,013,208	14,517,035
Loans receivable from participants	574,936	637,184

Net assets available for benefits	$13,588,144	$15,154,219

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2003	2002	2001
Investment income (loss)
Net realized and unrealized appreciation (depreciation)in fair value of investments	1,668,824	(1,024,614)	(207,236)
Dividends on VF Corporation common stock	36,636	50,344	55,252
Income from mutual funds and bank common Trust funds	100,064	126,055	344,470

	1,805,524	(848,215)	192,486
Interest on participant loans	22,861	43,168	55,406
Transfer from merged plans (Note A)	0	48,647	0
Participant contributions	1,208,299	2,040,970	3,088,273

	3,036,684	1,284,570	3,336,165
Benefits paid to participants	(4,602,759)	(12,835,323)	(4,414,933)

Net decrease	(1,566,075)	(11,550,753)	(1,078,768)
Net assets available for benefits
Beginning of period	15,154,219	26,704,972	27,783,740

End of period	$13,588,144	$15,154,219	$26,704,972

See notes to financial statements.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

NOTE A — DESCRIPTION OF THE PLAN

Effective April 1, 1998, VF Corporation (the Corporation) adopted the VF Corporation Tax-Advantaged Savings Plan for Hourly Employees (the Plan), which is a cash or deferred plan under Section 401(k) of the Internal Revenue Code. Under the Plan, certain hourly employees of specified subsidiaries, having at least one year of credited service, may elect to contribute between 2% and 25% of their compensation to the Plan. Employees remain fully vested in their contributions to the Plan.

Employee contributions are invested at the direction of the employee in one or more of the funds administered by the Plan’s trustees. All Plan assets are trusteed by Fidelity Management Trust Company with the exception of the Fixed Income Fund which is trusteed by UMB Bank, n.a. The investment programs and investment objectives of the Plan funds are as follows:

(a)	Money Market Fund: Monies are invested in a money market fund.

(b)	Fixed Income Fund: Monies are invested in investments that provide a fixed rate of return.

(c)	Balanced Fund: Monies are invested in investments to obtain as much income as possible, consistent with the preservation and conservation of capital.

(d)	Equity Growth & Income Fund: Monies are invested in investments that are currently paying dividends and/or offer prospects for growth of capital and future income, with emphasis on capital appreciation.

(e)	Index 500 Fund: Monies are invested in the 500 stocks that make up the S&P 500 Stock Price Index.

(f)	Dividend Growth Fund: Monies are invested in stocks of companies that have the potential to increase the amount of their dividends or begin paying them if none are being paid now.

(g)	Small-Cap Value Fund: Monies are invested in U.S. common stocks of small companies whose price is undervalued.

(h)	Small-Cap Growth Fund: Monies invested in small and medium size companies with undervalued assets or favorable growth prospects.

(i)	Foreign Fund: Monies are invested in stocks and debt obligations of companies and governments outside the United States.

(j)	VF Corporation Common Stock Fund: Monies are invested in common stock of the Corporation purchased at prevailing prices on the New York Stock Exchange on the date of purchase. Employees can direct no more than 50% of their contributions to the VF Corporation Common Stock Fund.

(k)	Various Mutual Funds: Participants can select from an additional 250 mutual funds offered through Fidelity Investments Funds Net Program and additional Fidelity Fund options with various investment objectives.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE A — DESCRIPTION OF THE PLAN (Continued)

Individual accounts are maintained for each participant; each account includes the individual’s contributions and investment funds’ earnings. Accounts become payable upon retirement, disability, death or termination of employment. Participants may also withdraw all or a portion of their accounts by filing a written request that demonstrates financial hardship. Participants may elect to receive distributions in a lump sum, or accounts may be rolled over into another IRS-approved tax deferral vehicle.

The transfers of applicable participant balances from the Blue Bell Savings, Profit Sharing and Retirement Plan, which were merged into the Plan in 2002, and have been disclosed separately in the 2002 Statement of Changes in Net Assets Available for Benefits.

Participants may borrow up to 50% of the participant’s total vested account balance. Participants are charged interest at the Morgan Guaranty “Published” prime rate at the time of the loan and repay the principal within 60 months, or 120 months if the loan is for the purchase of their primary residence. Payment in full is required at termination of employment. There were 458 and 553 loans outstanding at December 31, 2003 and December 31, 2002 respectively.

Although it has no intent to do so, the Corporation may terminate the Plan in whole or in part at any time.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. General market fixed income securities are valued by a national pricing service, based on standardized pricing methodology. For physical and private placement government guaranteed loans, UMB Bank establishes the value pursuant to a “market-cost” methodology, based on the unique characteristics of the asset class. The fair value of the participation units owned by the Plan in mutual funds and bank common trust funds is based on quoted redemption values on the last business day of the Plan year. Purchases and sales of securities, including gains and losses thereon, are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments. Realized gains or losses are calculated on an average cost basis.

Administrative expenses consisting primarily of fees for legal, accounting and other services are paid by the Corporation in accordance with the Plan.

Payment of Benefits: Benefits are recorded when paid.

Use of Estimates: In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risks and Uncertainties: The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE C — INCOME TAX STATUS

The Internal Revenue Service has issued a Favorable Determination Letter dated September 23, 2002 stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The VF Corporation Pension Plan Committee is not aware of any action or series of events that have occurred that might adversely affect the Plan’s qualified status. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE D -– RELATED PARTY TRANSACTIONS

Related parties to the Plan include VF Corporation, the Plan sponsor, and Fidelity Management Trust Company and United Missouri Bank (UMB), the Plan’s trustees. Certain plan investments are funds managed by Fidelity and UMB and therefore these transactions qualify as party-in-interest.

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS

Net realized and unrealized appreciation (depreciation) and year end fair value of investments included in Plan equity includes the following:

	Net Realized and Unrealized
	Appreciation in Fair Value for the
	Year Ended December 31			Fair Value at December 31
	2003	2002	2001	2003	2002
Fair value as determined by quoted market or stated redemption price:
VF Corporation Common Stock	$274,888	$(68,164)	$210,329	$1,546,561	$1,614,426
Mutual funds and bank common trust funds	1,174,503	(1,396,215)	(1,197,699)	7,296,269	7,721,740

	1,449,391	(1,464,379)	(987,370)	8,842,830	9,336,166

Fair value as determined by Plan trustee:
Mutual funds and bank common trust funds	219,433	439,765	780,134	4,170,378	5,180,869

	219,433	439,765	780,134	4,170,378	5,180,869

	$1,668,824	$(1,024,614)	$(207,236)	$13,013,208	$14,517,035

VF CORPORATION TAX-ADVANTAGED SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS (Continued)

NOTE E — INVESTMENTS (Continued)

The fair value of investments that individually represent 5% or more of the Plan’s net assets at December 31 of one or both years are as follows:

	2003	2002
Fidelity Growth & Income Fund	$1,425,866	$1,427,911
(40,194 shares and 47,110 shares)
Fidelity Puritan Fund	819,743	862,237
(44,382 shares and 54,606 shares)
Fidelity US Equity Index Commingled Pool	1,189,375	1,073,110
(35,220 shares and 40,849 shares)
VF Corporation Common Stock	1,546,561	1,614,426
(35,767 shares and 44,783 shares)
Fidelity Retirement Money Market Portfolio	1,308,799	1,738,376
(1,308,799 shares and 1,738,376 shares)
ProCapp Fixed Income Fund	4,170,378	5,180,869
(324,291 shares and 422,583 shares)

VF Corporation Tax-Advantaged Savings Plan
For Hourly Employees

Schedule H – Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2003

Identity of issue, borrower,	Number of		Current
lessor, or similar party	Shares	Cost	Value
*Fidelity Puritan Fund	44,382	$816,771	$819,743
*Fidelity Growth & Income Fund	40,019	1,576,288	1,425,866
*Fidelity Diversified International Fund	12,152	249,993	293,113
*Fidelity Dividend Growth Fund	2,101	57,609	57,371
*Fidelity Retirement Money Market Portfolio	1,308,799	1,308,799	1,308,799
*Fidelity U.S. Equity Index Commingled Pool	35,220	1,241,865	1,189,375
Baron Asset Fund	14,964	687,434	655,858
Longleaf Small Cap Fund	18,566	414,871	534,897
*ProCapp Fixed Income Fund	324,291	3,375,298	4,170,378
*VF Corporation Common Stock Fund	35,767	1,315,176	1,546,561
*Various Mutual Funds	N/A	1,023,315	1,011,247
Loans Receivable from Participants (with interest rates from 7% to 9%)	N/A	574,936	574,936

		$12,642,355	$13,588,144

* represents a party-in-interest